# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B401
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001083544
Persons authorized to receive notices and communications: Alexander Tokman, c/o ENDRA Life Sciences Inc., 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105, 734-335-0468

## Reporting persons
- Anthony DiGiandomenico (CIK 0001083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 121,622; shared voting power 0; sole dispositive power 121,622; shared dispositive power 0; aggregate amount beneficially owned 121,622 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: NOTE FOR ROWS 7 and 9: Consists of (i) 70,881 shares of common stock, (ii) 9 shares of common stock issuable upon the exercise of options and (iii) warrants to purchase up to 50,800 shares of common stock. The totals reported exclude warrants to purchase up to 90,844 shares of common stock. The warrants held by Mr. DiGiandomenico are subject to a beneficial ownership limitation of 9.99%, and such limitation restricts Mr. DiGiandomenico from exercising that portion of the warrants that would result in Mr. DiGiandomenico and his affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The beneficial ownership of Mr. DiGiandomenico reported herein reflects this limitation.
  
  NOTE FOR ROW 13: Based on the 1,166,441 shares of common stock outstanding as of November 14, 2025. The number of shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of shares issuable upon the exercise of options warrants held by Mr. DiGiandomenico that are reported herein, as required by that Rule) is 1,217,250.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Comment: This Schedule 13D relates to the shares of common stock, par value $0.0001 (the "Common Stock") of ENDRA Life Sciences Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3600 Green Court, Suite 350 Ann Arbor, MI.

## Item 2. Identity and Background
Name of person filing: Anthony DiGiandomenico (the "Reporting Person").
Residence or business address: The business address for the Reporting Person is: 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105.
Present principal occupation or employment: The Reporting Person joined the Issuer's Board of Directors in 2013. He is the co-founder of MDB Capital Group LLC, where he focuses on corporate finance and capital formation for growth-oriented companies. He also serves on the board of directors of ClearSign Technologies Corporation (Nasdaq: CLIR).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person purchased an aggregate of 70,824 shares of Common Stock from the market or in public or private offerings from 2020 to October 2025 using his personal funds. All other shares of Common Stock and derivative securities described in Item 5 below have been issued to the Reporting Person in connection with his services to the Issuer as a director.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is a member of the Board of Directors of the Issuer. In such capacity, he may engage in communications with the Board of Directors of the Issuer, members of management of the Issuer, other shareholders of the Issuer, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as a member of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his positions and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 121,622 shares of the Issuer's Common Stock. Such amount represents 9.99% of the outstanding shares of Common Stock based on the 1,166,441 shares of Common Stock outstanding as of November 14, 2025. The number of shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of Shares issuable upon the exercise of options and warrants held by the Reporting Person that are reported herein, as required by that Rule) is 1,217,250.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote of 121,622 Common Shares; has the shared power to vote or direct the vote of no Common Shares; has the sole power to dispose or direct the disposition of 121,622 Common Shares; and has the shared power to dispose or direct the disposition of no Common Shares.
Transactions in the class effected during the past sixty days: On October 10, 2025, the Reporting Person purchased 70,822 shares of Common Stock and 141,644 warrants to purchase Common Stock pursuant to a Securities Purchase Agreement with the Issuer. The purchase price per share of Common Stock and accompanying warrant was $7.06.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Anthony DiGiandomenico: /s/ Anthony DiGiandomenico, Anthony DiGiandomenico (11/26/2025)